FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 News Release dated July 25, 2005
Document 2                 News Release dated July 28, 2005
Document 3                 News Release dated July 29, 2005
Document 3                 Material Change Report dated July 29, 2005


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                                                                      DOCUMENT 1

                   HUDSON BAY SILVER MINE PROPERTY ACQUISITION

VANCOUVER, BRITISH COLUMBIA - JULY 25, 2005 - AMADOR GOLD CORP. (TSX-V: AGX) is pleased to announce that it has entered into an Option Agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Under terms of the agreement Amador is to pay $35,000, issue 300,000 shares and incur $60,000 in exploration expenses on the Property over three years. A 2% royalty is payable on the property half of which can be purchased for $1,000,000.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

AMADOR GOLD CORP.

/s/ LYNN W. EVOY
-------------------
Lynn W. Evoy,
Director

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                       www.amadorgold.com
JULY 28, 2005                                               TSXV: AGX

                             MAGNUM PROPERTY UPDATE

The Company is pleased to announce that prospecting in May on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

Trenching is planned for other untested targets on the 721 hectare Magnum Property.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also announced a new gold discovery.

The Company also announces that it has granted 920,000 stock options to insiders of the Company and 680,000 stock options to non-insiders exercisable at a price of $0.10 per share for a period of five years.


ON BEHALF OF THE BOARD


/s/ RICHARD W. HUGHES
-----------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgold.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 3

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V613 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                       www.amadorgold.com
JULY 29, 2005                                               TSXV: AGX

                              MENNIN LAKE PROPERTY

AMADOR GOLD CORP. (TSX-V: KG) is pleased to announce that it has optioned a 100% interest in the Mennin Lake Property, Ontario.

The Menin Lake Property is being acquired for $142,000 payable over four years and 300,000 shares payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. There is a 2% net smelter return of which half may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

The Menin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 kin south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800 in wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization

ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
----------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgold.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4

                             MATERIAL CHANGE REPORT


TO:             British Columbia Securities Commission
                Alberta Securities Commission

Item 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.         DATE OF MATERIAL CHANGE - July 29, 2005.

Item 3.         NEWS RELEASE - News Release  issued July 29, 2005, at Vancouver,
                BC.

Item 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (the "Company") is pleased to announce that it has optioned a 100% interest in the Mennin Lake Property, Ontario.

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE - The Mennin Lake Property is being acquired for $142,000 payable over four years and 300,000 shares payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. There is a 2% net smelter return of which half may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

                The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800 m wide molybdenum anomaly.

                Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine grained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

                In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

                The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization

Item 6.         RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL  INSTRUMENT 51-102
                -  Not  applicable.   This  report  is  not  being  filed  on  a
                confidential basis.

Item 7.         OMITTED INFORMATION - Not applicable.

Item 8.         EXECUTIVE OFFICER - Mr. R.W. Hughes
                                    President
                                    Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 29th day of July, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)


Date:    July 30, 2005               BY:  /S/ BEVERLY J. BULLOCK
                                     ---------------------------------------
                                     Beverly J. Bullock, Corporate Secretary